Via Facsimile and U.S. Mail
Mail Stop 6010

May 17, 2007

Mr. Gerard A. Martino
Executive Vice President and Chief Financial Officer
Par Pharmaceutical Companies, Inc.
300 Tice Boulevard
Woodcliff Lake, NJ 07677

> **Re:** **Par Pharmaceutical Companies, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed on March 15, 2006**
> **Form 10-Q for the Quarter ended April 2, 2006**
> **Filed on May 12, 2006**
> **File No. 001-10827**

Dear Mr. Martino:

We have completed our review of your Form 10-K and 10-Q and have no further comments at this time.

Sincerely,

Jim Rosenberg
Senior Assistant Chief Accountant